Exhibit 21.1

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION

U.S. Subsidiaries
Regeneration Technologies, Inc.—Cardiovascular	Alabama
Biological Recovery Group, Inc.	Delaware
RTI Services, Inc.	Delaware
RTI Donor Services, Inc.	Delaware
Tutogen Medical, Inc.	Florida
Tutogen Medical (United States), Inc.	Florida
Pioneer Surgical Technology, Inc.	Michigan
Angstrom Acquisition Corp. II	Delaware
Pioneer Surgical Orthobiologics, Inc.	Delaware
Zyga Technology, Inc.	Delaware

Foreign Subsidiaries
Tutogen Medical GmbH	Germany
RTI Surgical Holdings Luxembourg S.a.r.l	Luxembourg
Pioneer Surgical Technology B.V	Netherlands
RTI Surgical GmbH	Germany
RTI Surgical Australia Pty. Limited	Australia
RTI Surgical—Singapore Pte Ltd	Singapore
RTI Surgical Consulting (Beijing) Co., Ltd	China
RTI Surgical Hong Kong Limited	Hong Kong
RTI Surgical UK Ltd	United Kingdom